Exhibit 99.1

Neptune Receives Confirmation of Readiness Letter from Health Canada

Key milestone toward approval of application to become a Licensed Producer achieved

LAVAL, QC, Sept. 17, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ – TSX: NEPT) today announced that it has received a Confirmation of Readiness letter from Health Canada in regard to its application to become a Licensed Producer under the ACMPR (Access to Cannabis for Medical Purposes Regulations).

Health Canada's positive response marks another important regulatory step forward to obtaining Neptune's licence to produce cannabis oil supporting our timeline to commence commercialization this fiscal year. Neptune will notify Health Canada in the coming days and provide all additional required evidence to the agency to demonstrate the Corporation's readiness to commence production. Upon satisfactory review by Health Canada of any additional information submitted by Neptune, the Corporation would receive its licence for cannabis extraction.

"This key milestone brings us to the threshold of becoming a Licensed Producer of cannabis oil in Canada, and is a very exciting moment," said Jim Hamilton, President & CEO of Neptune. "Our entry into the legal cannabis industry leverages our established expertise in the development of innovative Omega3 oil products, navigating global regulatory frameworks, worldwide commercialization of wellness solutions, and production of high-quality extracts, as well as our state-of-the-art Good Manufacturing Practices (GMP)-certified facility in Sherbrooke, truly providing us with a strong competitive edge to become a leading player in this burgeoning market".

On August 14, 2018, Neptune announced the completion of its Phase I Investment of $5 million (CAD) in site security and equipment. This investment allows Neptune to make its GMP-certified Sherbrooke, Quebec facility ready and compliant for the extraction of cannabis and production of cannabis oil. Neptune also recently began work on Phase II capacity expansion with a capital expenditure budget of $4.8 million (CAD). This next phase is expected to be completed the first quarter of calendar 2019 and will increase the total processing capacity to approximately 200,000 kg of dried cannabis using advanced extraction processes.

About Neptune Technologies & Bioressources Inc.
Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products for legal cannabis markets.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Technologies & Bioresources inc.

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%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, m.paradis@neptunecorp.com, 1.450.687.2262 x236; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening / Carolyn Capaccio, LHA, IR, 1.212.838.3777, jburfening@lhai.com, ccapaccio@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 07:00e 17-SEP-18